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Steven R. London
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August 19, 2008

United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, NE Washington, D.C. 20549-6010 Attn: Mr. Russell Mancusso

Re:	Pressure BioSciences, Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed August 13, 2008 File No. 000-21615

Dear Mr. Mancuso:

On behalf of Pressure BioSciences, Inc. (the “Company”), we are responding to comments by the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 18, 2008, relating to the Company’s Revised Preliminary Proxy Statement on Schedule 14A filed on August 13, 2008.

Proposal No. 3: To Approve the Sale, Issuance …, page 24

1.
We note from your response to prior comment 6 that you agreed to issue warrants to Emerging Growth Equities. Please clarify how those warrants will affect the 4,500,000 share and $18,000,000 caps on the authorization you are seeking.

Company Response

Any warrants issued to Emerging Growth Equities (“EGE”) will be included within the maximum 4,500,000 share and aggregate $18,000,000 limitations if such warrants are required under Nasdaq rules to be aggregated with the potential stock issuances. We have added a sentence to the revised proxy statement to indicate that warrants issued to EGE will be included within the maximum share and aggregate dollar limitations if required to be so aggregated under applicable Nasdaq rules.

2.
From the third paragraph on page 25 and your response to prior comment 6 it appears that you may have pending plans, arrangements or contracts but they do not exceed the disclosed Nasdaq triggers requiring shareholder approval. With a view toward further disclosure, please tell us whether you would consider approval of the pending proposal to apply to any pending plans, arrangements or contracts that would, when aggregated with subsequent transactions, exceed the triggers.

Company Response

The Company has clarified that, as of the date of the proxy statement, other than the engagement of EGE, the Company does not have any specific plans, arrangements or contracts with any third party, which alone or when aggregated with subsequent transactions, would contemplate or require the Company to issue shares of its Common Stock or other securities exercisable for or convertible into Common Stock in excess of 20% of its outstanding Common Stock or voting power and at a price that would be less than the book or market value of the Company’s Common Stock as of such date.

3.	Please tell us whether your undertaking in response 7 means that you will distribute a revised proxy statement and resolicit proxies. Cite all authority on which you rely.

Company Response

If material facts or circumstances arise after the date of the filing of the Company’s definitive proxy statement and before the actual vote on the proposal, the Company will take such actions as are required by law to inform the stockholders of such material event, including, if required, the distribution of a revised proxy statement and the resolicitation of proxies.

4.
We understand that the interpretation you cite in response 8 refers to Nasdaq’s Staff Interpretative Letter 2002-4. Please tell us how you confirmed that the letter means that the three-month limit does not apply to subsequent exercise or conversion as you state in your response.

Company Response

As set forth in Nasdaq’s Staff Interpretative Letter 2002-4 and Listing Council Decision 2002-8, copies of which have been provided supplementally to the staff, Nasdaq permits stockholder proposals for non-specific private placements if stockholders have sufficient information to make a meaningful decision, including the maximum number of shares to be issued, the maximum dollar amount of the issuance, the maximum amount of the discount (if any) to the market, and the time frame to complete the transaction (generally limited to three months). A representative of Nasdaq has confirmed that the three month time frame is a suggested length of time to complete the transaction. The Nasdaq representative also confirmed that the “transaction” consists of the issuance and potential issuance (i.e., upon the later exercise or conversion of convertible securities) of securities in the transaction. Thus, any convertible securities issued during such three month period may be exercised or converted after such three month period without additional stockholder approval.

5.
We note your response to prior comment 11; however, because it appears that approval of the proposal would provide another readily available anti-takeover tool, your disclosure seeking approval of the proposal should inform shareholders of this effect. Therefore, we reissue the comment.

Company Response

We have added additional disclosure to the proxy statement to address the staff’s comment.

In connection with the response to the Staff’s comments, attached is a letter from the Company with respect to the required acknowledgements.

We thank you for your prompt attention to this letter responding to your comments and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to my attention at 617.204.5107.

Very truly yours,

/s/ Steven R. London
Steven R. London

cc:	Geoffrey Kruczek, Esq. Richard T. Schumacher, President and Chief Executive Officer, Pressure BioSciences, Inc. Edward H. Myles, Chief Financial Officer, Pressure BioSciences, Inc.